Exhibit 3.179

CERTIFICATE OF AMENDMENT

OF

COMMUNITY TELEVISION OF OHIO LICENSE, LLC

This Certificate of Amendment of Community Television of Ohio License, LLC (the “Company”), dated February 7, 2014, is being duly executed and filed by the undersigned, as an authorized person, to amend the Certificate of Formation of the Company pursuant to the provisions of Section 18-202 of the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

The Certificate of Formation of the Company is hereby amended as follows:

The First Article of the Certificate of Formation is deleted in its entirety and the following is substituted in its place:

The name of the limited liability company is WJW License, LLC.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 7th day of February, 2014.

By:	/s/Jack Rodden
Name:	Jack Rodden
Title:	Assistant Treasurer